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[LETTERHEAD]

   DAVID S. GOLDSTEIN
   DIRECT LINE: 202.383.0606
   Internet: dgoldstein@sablaw.com

                                  April 3, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:    Hartford Series Fund, Inc. (CIK: 0001053425)
                   Request for Withdrawal of Registration Statement on Form N-1A

Commissioners:

         This letter is to request the withdrawal of a post-effective amendment on Form N-1A filed via EDGAR with an incorrect CIK number. The filing was made as a 485APOS (accession number 00009120057-01-007134) on March 2, 2001 at approximately 14:22 (accepted at 14:48) for Hartford Series Fund, Inc. (333-45431/811-08629) which has the following CIK number: 0001053425.
Unfortunately, the filing used the following INCORRECT CIK number: 0001006415. The use of the incorrect CIK number caused the filing to be processed as one for Hartford Mutual Funds, Inc. (333-02381/811-07589), an affiliate of the registrant, whose CIK number is 0001006415.

         Hartford Series Fund, Inc. refiled its post-effective amendment on March 7, 2001 using the correct CIK number (accession number
00009120057-01-007312) and hereby requests pursuant to Rule 477(a) under the Securities Act of 1933 that the March 2 filing be withdrawn.

         If this request poses a problem, or if you have any questions, please contact the undersigned at the above number.

                                                              Sincerely,





                                                              David S. Goldstein

Cc:  Kevin J. Carr